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Transcript from CNBC “Squawk Box”

Air time: 6:51 a.m., Wednesday Aug. 5, 2015

CNBC’s Joe Kernan: Welcome back to “Squawk Box.” New this morning the New York Times reporting that private equity firm Silver Lake invested a billion dollars in Motorola Solutions. Motorola is working to broadening its portfolio of emergency communication systems, so this is that part of the old Motorola. Joining us now to talk about the second quarter results and that investment out earlier this morning, Greg Brown, Chairman and CEO of Motorola Solutions. Always nice to get an endorsement from a well-known name like Silver Lake. Greg, what is involved in this deal, which is just this morning, right, you’re coming out with this?

Motorola Solutions Chairman and CEO Greg Brown: Right. We just announced it this morning. We actually have three announcements. We have Q2. And it was a good quarter, revenue beat ahead of expectations, EPS beat ahead of expectations, strong cash, record backlog, so really good momentum on the quarter. The second announcement is our intention to tender up to $2 billion of share repurchase. And the third, as you referenced, Joe, is the big $1 billion investment from Silver Lake. So we’ve been engaged with them over the last few months; the discussion and the agreement is all about revenue growth. So they will put a billion dollars into the firm. They will have two board members come on to the board and they will extend and accelerate our strategy of record around growing, particularly in software and services, so an exciting deal this morning.

Joe Kernan: In the software and services supports — a lot of people don’t even know what you’re involved with, Motorola Solutions, at this point. It’s a mission critical communication company, things like radios for police and firefighters. So what do you need to — It doesn’t seem high tech. It seems kind of low tech. What do you need to improve on?

Greg Brown: It is actually very high tech. So think of it this way — we’re the worldwide leader in mission critical communications systems around the world. 12,000-plus systems installed. Think of those as infrastructure, the walkie-talkies, if you will, on the belt of a police officer or fireman, and all the encryption and security that goes with those systems. That’s what we call incident management. Think about the software that we’re talking about is specifically smart public safety. Think of a police officer at an incident. He or she has secure communications, which is what we do, that’s our bread and butter. But now they need to deal with the onslaught of information, whether it’s analyzing data, video feeds, real-time information, the aggregation of social media. So how does that police officer take all that information in addition to the communications that we provide? It is then high software, high content, the development of an applications ecosystem, and I think Silver Lake is uniquely poised to help us do that.

Joe Kernan: Not like listening to a police scanner anymore. Social media is just everywhere. Anyway.

Tom Fanning: Greg, Tom Fanning, good to see you again. Greg and I work together at the Fed. We’re also a customer of Motorola with our iDen technology. One of the big challenges you always face is this transition of technology, perhaps now from iDen to the 4G LTE kind of applications. Talk about some of the challenges you face in how you transition from one technology to another.

Greg Brown: That’s a great question, Tom. And good to see you this morning. So think of our existing systems, our land mobile radio, iDen included, as the platforms that are installed. As we take on next-generation information and video, you need a fatter pipe and you need software content to complement and extend the platforms that you talk about, Tom, which is the critical infrastructure that we provide to the Southern Company. We have an exclusive relationship with Ericsson, and we’ve developed an end-to-end system around public safety LTE for broadband or critical infrastructure. So if you think about this, this is an extension of growth on top of the core business that we have. So we think we’re well positioned. We’ve spent over $300 million of R&D over the last four or five years to develop, Tom, exactly what you’re describing. ANd I think this is a good inflection point for the company and we’re well positioned.

Joe Kernan: So Liesman, deploying a weapon from a sensor-laden belt by a police officer causing immediate capture of an image or video from the officer’s wearable camera, or from the camera from a building nearby, and the information will be then sent to real-time dispatchers. Think about that. How about this? Drones connecting an officer’s mobile devices will be able to share aerial views for real-time information as they’re, like, chasing someone or — I didn’t think of any of this stuff. This is very, very high tech, and exciting, and obviously pretty actionable and newsworthy given what we’ve been through the last couple years, Greg, with, you know — we want the police to be able to do their job, but we want to make sure it’s done in the right way. So. Anyway. Good luck.

Greg Brown: Thank you, Joe.

Additional Information for Investors

This communication is for informational purposes only, is not a recommendation to buy or sell Motorola Solutions common stock, and does not constitute an offer to buy or the solicitation to sell shares of Motorola Solutions common stock. The tender has been made pursuant to the Offer to Purchase, Letter of Transmittal and related materials filed by Motorola Solutions with the Securities and Exchange Commission. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Stockholders may obtain a free copy of the tender offer statement on

Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Motorola Solutions has filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Additional copies of these materials may be obtained for free by contacting Motorola Solutions at 1303 E. Algonquin Road, Schaumburg, Illinois, 60196, Attn: Investor Relations, or Alliance Advisors, LLC, the information agent for the tender offer, at (855) 737-3180.